Flame Acquisition Corp.

700 Milam Street, Suite 3300

Houston, TX 77002

January 25, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Hodgin

                 Lily Dang

                 Jenifer Gallagher

                 Anuja A. Majmudar

                 Kevin Dougherty

Re:	Flame Acquisition Corp.

Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A

Filed January 16, 2024

File No. 001-40111

To the addressees set forth above:

This letter sets forth the response of Flame Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 24, 2024 (the “Comment Letter”) with respect to Amendment No. 7 to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on January 16, 2024 (the “Preliminary Proxy”). Concurrently with the submission of this letter, we are filing an amendment to the Preliminary Proxy (“Amendment No. 8”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comment exactly as set forth in the Comment Letter in bold and italics below, and set forth below such comment is the Company’s response. Page numbers and captions referenced in the response refer to Amendment No. 8 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 8.

Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A filed January 16, 2024

Beneficial Ownership of Securities, page 315

1.

Please revise to disclose the persons who hold voting and/or dispositive power over the shares held by Hartree Partners, LP, Metamorphic Pecan, LLC, Pilgrim Global ICAV and Fayez S. Sarofim Management Trust.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 319 of Amendment No. 8. Additionally, Hartree Partners, LP informed the Company that it sold all of its shares of the Company in 2023. The Company accordingly has revised pages 316 and 319 of Amendment No. 8. to remove references to Hartree Partners, LP.

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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Flame Acquisition Corp.

By:	/s/ Gregory D. Patrinely
Name:	Gregory D. Patrinely
Title:	Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Flame Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP